UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Change in Registrant’s Certifying Accountant

On January 31, 2024, Gorilla Technology Group Inc. (the “Company”) appointed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm and dismissed PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) as its independent registered public accounting firm, effective immediately. The appointment of Marcum Asia was made after a careful evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company.

PwC Taiwan served as the Company’s independent registered public accounting firm from the year of 2007 to January 31, 2024. The audit report of PwC Taiwan on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles.

In connection with the audit of the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, and in the subsequent interim period through January 31, 2024, there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with PwC Taiwan on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of PwC Taiwan, would have caused PwC Taiwan to make reference to such matters in its audit report. PwC Taiwan has not conducted an audit of our internal control over financial reporting. There were no other reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the fiscal years ended December 31, 2022 and 2021, or in the subsequent period through January 31, 2024, except for material weaknesses identified in our internal control over financial reporting, which arose from: (i) lack of sufficient number of professionals with an appropriate level of accounting and regulatory knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately with respect to the Company’s financial reporting and internal control over financial reporting framework; and (ii) lack of policies and procedures over evaluation of significant complex transactions and evaluation of certain general ledger accounts.

In accordance with Item 16F(a)(3) of Form 20-F, the Company provided PwC Taiwan with a copy of the forgoing disclosure and requested PwC Taiwan to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not PwC Taiwan agrees with the above statements. A copy of PwC Taiwan’s letter, dated February 1, 2024, is filed as Exhibit 99.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent interim period through January 31, 2024, neither the Company nor anyone on its behalf consulted Marcum Asia with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. Additionally, during the two most recent fiscal years and in the subsequent interim period through January 31, 2024, neither the Company nor anyone on its behalf consulted Marcum Asia with respect to any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: February 1, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Letter of PwC Taiwan to the U.S. Securities and Exchange Commission dated February 1, 2024.

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